UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Golden Path Acquisition Corporation

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G4028H 105

(CUSIP Number)

Shaosen Cheng

100 Park Avenue New York, New York 10017 (917) 267-4569

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4028H 105	SCHEDULE 13D	Page 2 of 7

1	NAMES OF REPORTING PERSON: Greenland Asset Management Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,708,000 ordinary shares
	8	SHARED VOTING POWER: n/a
	9	SOLE DISPOSITIVE POWER: 1,708,000
	10	SHARED DISPOSITIVE POWER: n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,707,500 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. G4028H 105	SCHEDULE 13D	Page 3 of 7

Item 1. Security and Issuer.

This Statement on Form 13D relates to the ordinary shares, par value $.0001 (“Ordinary Shares”), of Golden Path Acquisition Corporation., a corporation organized and existing under the laws of the Cayman Islands (the “Issuer” or the “Company”). The address of the principal executive office of the Company is 100 Park Avenue, New York, New York 10017. Golden Path Acquisition Corporation is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On June 21, 2021, the registration statement of the Issuer for its initial public offering was declared effective by the Securities and Exchange Commission. The Issuer’s initial public offering (IPO) was comprised of the sale of units, each unit had an offering price of $10.00 and consists of one ordinary share, one right to receive one-tenth (1/10) of an ordinary share and one redeemable warrant. The Issuer sold an aggregate of 5,750,000 units in its IPO. Each warrant entitles the holder thereof to purchase one-half of one ordinary share. The IPO was completed on June 24, 2021 and is more fully described in the Company’s registration statement on Form S-1 (SEC File Number 333-255297).

Item 2. Identity and Background.

This Statement is being filed by Greenland Asset Management Corporation (the “Reporting Person”), British Virgin Islands company. Reporting Person is a privately-owned entity. Reporting Person the founder/sponsor of Issuer.

On January 6, 2021, Reporting Person purchased an aggregate of 1,150,000 founder shares for an aggregate purchase price of $25,000, or approximately $0.02 per share. On March 26, 2021, Issuer issued an additional 287,500 founder shares to our sponsor in connection with a recapitalization.

Reporting Person purchased an aggregate of 270,500 units simultaneously with completion of the IPO at a price of $10.00 per unit for an aggregate purchase price of $2,705,000 (“private placement units”). Each private placement unit consists of one ordinary share, one right to receive one-tenth (1/10) of an ordinary share upon the consummation of an initial business combination and one private placement warrant exercisable to purchase one-half of one ordinary share at a price of $11.50 per whole share

The Reporting Person is the sponsor of the Company and does not conduct other business activity. The business address of the Reporting Person is Suite 906, Tower W1, Oriental Plaza, No. 1 East Chang’an Street, Beijing, China.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 6, 2021, Reporting Person purchased an aggregate of 1,150,000 ordinary shares for an aggregate purchase price of $25,000, or approximately $0.02 per share. On March 26, 2021, Issuer issued to Reporting Person an additional 287,500 ordinary shares to in connection with a recapitalization. As previously disclosed in the Issuer’s registration statement, the Reporting Person purchased 270,000 units simultaneously with completion of the Issuer’s IPO, for an aggregate purchase price of $2,705,000. The units include 270,000 ordinary shares.

All funds used by Reporting Person to purchase the securities of Issuer were from working capital.

CUSIP No. G4028H 105	SCHEDULE 13D	Page 4 of 7

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities of the Issuer in connection with its founding and in order to further capitalize the Issuer in connection with its IPO.

Reporting Person currently intends to hold the ordinary shares and other securities of the Issuer for investment purposes. Golden Path Acquisition Corporation is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

The Reporting Person does not have any current intention to purchase additional ordinary shares or other securities of Issuer, other than described below.

Reporting Person has agreed with the Issuer not to transfer, assign or sell 50% of its founder shares until the earlier of (i) six (6) months after the date of the consummation of Issuer’s initial business combination or (ii) the date on which the closing price of Issuer’s ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination. The remaining 50% of the founder shares may not be transferred, assigned or sold until six (6) months after the date of the consummation of Issuer’s initial business combination.

Issuer has an initial time period of 12 months to complete its business combination. If Issuer determines that additional time is required, Reporting Person and Issuer may elect to extend the period of time to consummate a business combination up to nine (9) times, each by an additional one (1) month (for a total of up to 21 months to complete a business combination), subject to Reporting Person depositing additional funds into the Issuer’s trust account. In order for the time period to be extended, Reporting Person or its affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the trust account $191,667, up to an aggregate of $1,725,000 (representing the entire 9 months’ extension), on or prior to the date of the applicable deadline, for each extension. Any such payments would be made in the form of a loan. The terms of the promissory note to be issued in connection with any such loans have not yet been negotiated, but such loans would be interest free and would be paid only if Issuer consummates a business combination.

The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with her investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional shares of Common Stock.

Except as described herein, the Reporting Person does not currently have plans or proposals which relate to, or would result in:

(i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change her intention with respect to any or all of such matters.

CUSIP No. G4028H 105	SCHEDULE 13D	Page 5 of 7

Item 5. Interest in Securities of the Issuer.

(a)        As of the date of this Schedule 13D, the Reporting Person may be deemed to be the beneficial owner of 1.708,000 ordinary shares, representing approximately 22.9% of the outstanding ordinary shares.

In addition, Reporting Person owns 270,500 warrants to purchase ordinary shares, which warrants are exercisable to purchase one-half of one ordinary share at a price of $11.50 per whole share. The warrants held by Reporting Person are not currently exercisable or exercisable within the next 60 days and are not included in the securities reported in Items 7, 9 and 11 above. The warrants will become exercisable on the later of (i) the completion of Issuer’s initial business combination or (ii) 12 months from the date of Issuer’s IPO; provided in each case that Issuer has an effective registration statement under the Securities Act of 1933, as amended covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or Issuer permitted holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement).

Further, Reporting Person owns 270,500 rights, which would entitled Reporting Person to acquire an additional 27,500 ordinary shares. The rights are not presently convertible into ordinary shares and are not convertible within the next 60 days. The rights do not convert, and are not convertible into ordinary shares until the Issuer completes its initial business combination. The rights held by Reporting Person are not currently exercisable or exercisable within the next 60 days and are not included in the securities reported in Items 7, 9 and 11 above.

(b) (i)-(iv) The Reporting Person may be deemed to have sole voting and dispositive power over all of the ordinary shares beneficially owned by it, as described above.

(c)        No transactions in securities of the Issuer were affected by the Reporting Person in the last 60 days, other than the Reporting Person purchased 270,000 units simultaneously with completion of the Issuer’s IPO on June 24, 2021, for an aggregate purchase price of $2,705,000. The units include 270,000 ordinary shares.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Person.

(e)       Not applicable.

CUSIP No. G9420F 102	SCHEDULE 13D	Page 6 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None except for the transactions described in Item 4 and 53.

Item 7. Materials to be Filed as Exhibits

Item	Description

1.	Insiders’ Letter Agreement regarding Voting, Lock-U and Transfers dated as of June 21, 2021 by and among Greenland Asset Management Corporation, Golden Path Acquisition Corporation, Ladenburg Thalmann & Co. Inc., as representative of the several underwriters and certain other individuals.

CUSIP No. G9420F 102	SCHEDULE 13D	Page 7 of 7

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: June 28, 2021	By:	/s/ Yanming Liu
		Name:	Yanming Liu